UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                         Schedule 14f-1
         Information Statement Pursuant to Section 14(f)
                             of the
                 Securities Exchange Act of 1934
                               and
                      Rule 14f-1 Thereunder

                      Filed August 10, 1998

                 FUTURE PETROLEUM CORPORATION
(Exact name of registrant as specified in its corporate charter)

                Commission file number     0-8609


       Utah                                       87-0239185
(State or other jurisdiction of                (I.R.S. Employer
incorporation  or  organization)              Identification No.)

2351 West Northwest Highway,
   Suite 2130,
   Dallas, Texas                                     75220
(Address of principal executive offices)           (Zip Code)



                       (214)350-7602
       (Registrant's  telephone number,including  area code)

                INFORMATION STATEMENT


Introduction

     This Information Statement is being furnished pursuant to section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder, in connection with the consummation by Future Petroleum Corporation (the "Company") of each of the Bargo and Encap Transactions, as discussed and defined below. Pursuant to such transactions, the Company will issue 6.6 million shares of common stock, par value $0.01, (the "Common Stock"), and has agreed to restructure its board of directors which will result in a change in the majority of the board of directors. The change in directors is intended to be effective no earlier than ten days following the date on which this Information Statement is filed with the Securities and Exchange Commission (the "Commission") and mailed to all holders of record of the Company's Common Stock.

     NO ACTION IS REQUIRED BY THE SHAREHOLDERS OF THE COMPANY IN CONNECTION WITH THE RESIGNATION OF ROBERT D. PRICE AND D. WILLIAM REYNOLDS, JR., AS CURRENT DIRECTORS AND THE ELECTION OF TIM J. GOFF, THOMAS D. BARROW,
GARY R. PETERSEN, AND D. MARTIN PHILLIPS TO THE BOARD.   However, Section
14(f) of the Exchange Act requires the mailing to the Company's shareholders of the information set forth in this Information Statement at least ten days
prior to a change in the majority of the directors of the Company.   The
Company therefore intends for this Information Statement to serve as notice to its shareholders that the restructuring of the board will be effective after ten days have elapsed from the time this Information Statement is mailed to its shareholders and filed with the Commission.

     Future Petroleum Corporation (the "Company") has entered into an agreement to acquire from Bargo Energy Resources, Ltd., a Texas limited partnership ("Bargo"), certain oil and gas producing properties located in Kern County, California. Such acquisition will be structured as a merger of a wholly owned subsidiary of Bargo (the "Bargo Sub") with and into a wholly owned subsidiary of the Company. In connection with the merger, the Company will issue 4.2 million shares of Common Stock to Bargo, a warrant to purchase 250,000 shares of the Company, and assume and pay an obligation of the Bargo Sub in the approximate amount of $5.8 million (the "Bargo Indebtedness").
The Company will also enter into a financing arrangement with Bank of America which will provide a line of credit to the Company in the amount of $20 million with the current ability to draw down approximately $10 million. The Company will use the proceeds from such financing to pay the Bargo Indebtedness and to reduce the indebtedness owed to Energy Capital
Investment Company PLC, an English investment company, and Encap Equity
1994 Limited Partnership, a Texas limited partnership (together, "Encap"), incurred in connection with prior acquisitions of certain oil and gas properties by the Company. Also in connection with such financing, Encap will subordinate its security interests in and to the assets, properties and rights of the Company and its subsidiaries to Bank of America (the "Encap Transaction"). In consideration of such subordination, the Company will issue to Encap 2.4 million shares of Common Stock. As a result of these transactions, the Company has agreed to accept the resignation of Robert D. Price and D. William Reynolds, Jr. as directors of the Company, to increase the number of directors constituting the board of directors of the Company to seven, and to appoint two nominees of Bargo and two nominees of Encap to the board of directors of the Company. B. Carl Price and Don
William Reynolds will enter into an agreement with Bargo and Encap pursuant to which each will agree to vote the shares of Common Stock held by each for the nomination and election of their respective nominees to the board of directors of the Company. B. Carl Price will remain as a director and the president and chief executive officer of the Company and Don William Reynolds and Charles D. Laudeman will remain as directors of the Company.

Change in Control Since Beginning of Last Fiscal Year

      In connection with the Bargo and Encap Transactions, the Company will issue to Bargo 4.2 million shares of Common Stock and Encap 2.4 million shares of Common Stock. Consequently, together with the 1,850,000 shares previously owned by Encap, each of Encap and Bargo own approximately
1/3 of the issued and outstanding shares of Common Stock of the Company.
Ten days following delivery to the shareholders and the filing with the Commission of this Information Statement, the four new directors will become members of the Company's board of directors, which will then consist of seven members. As a result of these transactions, the Company has experienced an effective change in control. The Company knows of no other arrangement or events, the happening of which will result in a change in control.

Voting Securities Outstanding

     Immediately following the effectiveness of the Bargo and Encap transactions, there will be 12,757,015 shares of the Company's Common Stock outstanding, each of which entitle the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

      The following table sets forth, as of the date hereof, as adjusted to give effect to the issuances of stock and grants of options in connection with the Bargo and Encap Transactions, the outstanding Common Stock of the Company owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than 5% of the Company's 12,757,015 shares of Common Stock issued and outstanding, and the name and share holdings of each officer and director and all of the officers and directors as a group:

                               Nature of                Number of
Name of Person or Group        Ownership(1)             Shares Owned   Percent
Principal Shareholders
B. Carl Price                  Direct                   1,089,149      8.5%
2351 W. Northwest Highway      Options                    487,720      3.7%
Suite 2130                     Total                    1,576,869     11.9%
Dallas, TX  75220

Don Wm. Reynolds               Direct                     753,362      5.9%
206 Rock Street
Bowie, TX  76230

Encap  Equity 1994 LP          Direct                   4,250,000     33.3%
Energy Capital Investment Co., PLC
1100 Louisiana, Suite 3150
Houston, TX  77002

Bargo Energy Resources, Ltd.   Direct                   4,200,000    32.9%
700 Louisiana, Suite 3700      Warrants                   250,000     1.9%
Houston, TX  77002             Total                    4,450,000    34.2%

Officers and Directors(2)

B. Carl Price       -----------------------------See Above--------------------

Don Wm. Reynolds    -----------------------------See Above--------------------

Robert D. Price                Direct(3)                 138,456     1.1%
                               Options                    50,000     0.4%
                               Total                     188,456     1.5%

D. William Reynolds, Jr.       Direct                     10,733     0.1%

Charles D. Laudeman            Direct                     14,017     0.0%
                               Options                    20,000     0.1%
                               Total                      34,017     0.2%

Christie Sirera                Direct                     16,808     0.0%
                               Options                    40,000     0.1%
                               Total                      56,808     0.2%

Gary R. Petersen               Indirect                4,250,000(4) 33.3%

D. Martin Phillips             Indirect                4,250,000(4) 33.3%

Tim J. Goff                    Indirect                4,200,000(5) 32.9%

Thomas D. Barrow               Indirect                4,200,000(5) 32.9%

All Executive Officers and     Direct                 10,323,336    80.9%
Directors as a Group           Options                   797,720     5.9%
(8 persons)                    Total                  11,121,056    82.0%

                  (footnotes on following page)

(1) Shares owned directly are owned beneficially and of record and such record shareholder has sole voting, except as provided herein, investment and dispositive power.
(2) Gary R. Petersen and D. Martin Phillips have each been appointed to serve on the board of directors as representatives of Encap and Tim J. Goff and Thomas D. Barrow have each been appointed to serve on the board of directors as the representatives of Bargo, such appointments to be effective no earlier than ten days following the date on which this Information Statement is filed with the Commission and mailed to the holders of the Company's Common Stock. At such time, D. William Reynolds, Jr., and Robert Price will each resign as members of the board of directors. The total for all executive officers and directors as a group gives effect to the foregoing.
(3) 15,409 of the shares held by Mr. Price are held jointly with his wife, Martha Ann Price.
(4) Shares indicated will be held by Encap. Each of Mr. Peterson and Mr. Phillips is a managing director of Encap.
(5) Shares indicated will be held by Bargo. Mr. Goff is a managing principal and chief executive officer of Bargo and Mr. Barrow is a managing principal of Bargo.

Legal Proceedings

     No material legal proceedings to which the Company is a party or to which the property of the Company is subject, are currently pending.
Also, the Company is not aware of any material legal proceedings in which any director or nominee, officer, affiliate of the Company, or any owner of record or beneficially, of five percent of any class of voting securities of the Company, is a party adverse to the Company or any of its subsidiaries or has as material interest adverse to the Company or any of its subsidiaries.

Directors and Executive Officers

     The following table sets forth the name, age and position of each executive officer and director of the Company.

Name                    Age              Position(1)              Term Expires
B. Carl Price           40               President, Director and
                                         Treasurer                 2001
Don Wm. Reynolds        72               Chairman of the Board,
                                         Director                  2001
Robert Price            68               Vice-President, Director  (1)
D. William Reynolds, Jr.36               Director                  (1)
Christine Sirera        28               Secretary                 N/A
Charles D. Laudeman     35               Director                  2001
Gary R. Petersen        52               Director                  2000
D. Martin Phillips      45               Director                  1999
Tim J. Goff             40               Director                  2000
Thomas D. Barrow        43               Director                  1999

(1) Gary R. Petersen and D. Martin Phillips have each been appointed to serve on the board of directors as representatives of Encap and Tim J. Goff and Thomas D. Barrow have each been appointed to serve on the board of directors as representatives of Bargo, such appointments to be effective no earlier than ten days following the date on which this Information Statement is filed with the Commission and mailed to the holders of the Company's Common Stock. At such time, D. William Reynolds, Jr., and Robert Price will each resign as members of the board of directors.

     The articles of incorporation of the Company provide that the board of directors shall be divided into three classes of approximately equal size, with the directors in each class elected for a three-year term. Officers serve at the pleasure of the board of directors. Biographical information for each of the executive officers and directors is presented below:

B. Carl Price
     B. Carl Price is the president, chief executive officer, director and one of the largest shareholders of the Company. He attended Oklahoma State University where he majored in business. Mr. Price has been a landman since the mid 1980's where he gained much experience by initiating, managing, acquiring and operating oil and gas ventures and properties, which he did with much success. The company was established shortly after the oil and gas business had reached its peak in the late 1970's and early 1980's. Since the Company was established, Future has acquired several producing properties, drilled numerous wells, including directional wells, and has consummated many exploratory and development properties. His management skills have enabled him to assemble a team of qualified Board of Directors each with varied business, management, and political experience. Together with teamwork, confidence, and knowledge, Mr. Price is determined to continue the rapid growth of Future Petroleum Corporation.

Don Wm. Reynolds

     Don Wm. Reynolds, Chairman of the Board of Directors, graduated from Ohio State University in 1952 with a degree in Geology. After several short stints with Rowan Drilling Company and Geochemical Engineering Company, he joined Union Oil Company of California in 1953 as a geologist. He retired from Unocal in 1992 after almost 40 years. He served in various staff and management positions in West Texas, New Mexico, Alaska, California and the mid-continent. Mr. Reynolds assembled the second largest block of stock in Future Petroleum Corporation in the fall of 1992. He joined the Board of Directors as Chairman in 1993 and also currently serves on the board of directors of Austin Software Foundry. Mr. Reynolds has been active in his profession and has served on many local and national committees and held office in geological societies in West Texas and California. He has been recognized for his efforts and can be found listed in various editions of Who's Who in the business world.

Robert Price

     Robert Price is vice-president of Future Petroleum and a member of the Board of Directors. He received a Bachelor's Degree from Oklahoma State University. Mr. Price owns and operates a working farm and cattle ranch in the Texas Panhandle near Pampa, Texas. He, like his son Carl Price, has been active in the oil and gas industry for over ten years. He is a meticulous man who pays close attention to detail when overseeing many field operations. His knowledge of the Texas Panhandle area has been crucial for optimum drilling sights and exploratory developments. Before his success as an oilman and cattle rancher, Mr. Price was a fighter pilot in the Korean War where he flew 27 combat missions. He later went on to serve his country as a United States Congressman and furthered his political career as a Texas State Senator in Austin, Texas. His civic and social status in the Oklahoma/Texas region has proved to be both beneficial and advantageous for Future Petroleum. In connection with the Bargo and Encap Transactions,
Mr. Price will resign as a member of the board of directors.

D. William Reynolds, Jr.

     D. William Reynolds, Jr. a member of the board of directors, is the founder and president of Intelligent Financial Perspective, Inc. in Austin, Texas. The corporation is a client server software development and technology consulting firm specializing in financial applications. Prior to starting his own business in 1989, Mr. Reynolds was a management consultant for more than six years. He served on two nationwide consulting firms specializing in the financial services industry. Mr. Reynolds earned a Bachelor's Degree in Finance from the University of California at Berkeley. Continuing his education, he went to The University of Texas at Austin where he earned his M.B.A. degree in Information Systems Management, and where he now
holds a faculty position in the graduate school of business.   In connection
with the Bargo and Encap Transactions, Mr. Reynolds will resign as a member of the board of directors.

     B. Carl Price is the son of Robert Price, and D. William Reynolds, Jr., is the son of Don Wm. Reynolds.

Christie Sirera

     Christie Sirera is the corporate secretary, office administrator and shareholder of the Company. Ms. Sirera joined the Company in 1994 and was appointed corporate secretary in 1996. Ms. Sirera attended Tarrant County Junior College where she majored in business administration. In 1990, Ms. Sirera started a small business in Dallas, which she still owns.

Charles D. Laudeman

     Charles D. Laudeman, a member of the board of directors, is presently a Gas Marketing Manager for Howell Petroleum Corporation, Houston, Texas. His responsibilities include the direct marketing of Howells' gas and third party gas, as well as identifying natural gas asset opportunities. He graduated from Southern California University with a Bachelor of Arts Degree in International Relations. A key accomplishment that Mr. Laudeman has been able to provide for Future is market support and analysis of producers, end users and marketers of natural gas. He is an affiliate of the Natural Gas Association of Houston, New Orleans and Oklahoma.

Tim J. Goff

     Mr. Goff currently serves as the president of Bargo Energy Company, and was previously vice president of Torch Energy Advisors, a company specializing in identifying oil and gas investment opportunities.

Gary R. Petersen

     Gary R. Petersen is managing director and co-founder of Encap Investments, L.C., Houston, Texas. He is was a senior vice president and manager in the energy department of RepublicBank Dallas from 1985 to 1988, responsible for mergers and acquisitions, financial advisory services, and institutional fundraising for the oil and gas industry. From 1980 to 1984, Mr. Petersen was executive vice president, chief financial officer, and a member of the board of directors of Houston-based Nicklos oil and Gas Company, a publicly-traded contract drilling and exploration company. From 1972 to 1979, he was employed by RepublicBank Dallas as a loan officer and subsequently as group vice president. Mr. Petersen is also a director of Energy Capital Investment Company P.L.C., Nuevo Energy Company,
Harken Energy Company, and Equus II.

D. Martin Phillips

     Mr. Phillips serves as a managing director of Encap Investments, L.C., Houston, Texas. Prior to joining Encap in 1989, Mr. Phillips served as a senior vice president and manager in the energy department of RepublicBank Dallas. In his capacity as manager of the US/International Division from 1987 to 1989, he had responsibility for credit commitments totaling approximately $1 billion to a broad spectrum of energy-related companies. Mr. Phillips began his career with RepublicBank Dallas in 1978. Prior to his promotion to division manager in 1987, he served for ten years in various senior energy banking positions, including vice president and manager of RepublicBank's energy loan production office in Denver from 1980 to 1985, and senior vice president and division manager in RepublicBank's Houston office from 1986 to 1987. Mr. Phillips is a member of the Independent Petroleum Association of
America and the American Petroleum Institute.   He  received his B.S. and
M.B.A. degrees from Louisiana State University and has done post-graduate work at the Stonier Graduate School of Banking at Rutgers University.

Thomas D. Barrow

     Thomas D. Barrow has 23 years of experience in the oil and gas industry. Prior to forming Bargo, he served as vice president of special projects and assistant to the chairman of the board and CEO of Torch Energy Advisors, Inc. He holds a Bachelor of Business Administration degree in Accounting from Central Arkansas University. Mr. Barrow is also president of Barrow Energy Corporation and vice president of Barrow-Heath, Inc., a real estate investment firm. He also serves as a director of Nuevo Energy Company.


Committees of the Board of Directors

     The Company does not have standing audit, nominating, or compensation committees. During 1997, the board of directors held twelve meetings. In addition, the directors also discussed the business and affairs of the Company informally on numerous occasions throughout the year and took several actions through unanimous written consents in lieu of meetings.

Compliance with Section 16(a) of the Exchange Act

     Based solely upon a review of forms 3, 4 and 5 and amendments thereto, furnished to the Company during or respecting its last fiscal year, no director, officer, beneficial owner of more than 10% of any class of equity securities of the Company or any other person known to be subject to
Section 16 of the Exchange Act failed to file on a timely basis reports required by Section 16(a) of the Exchange Act for the last fiscal year.

Certain Relationships and Related Transactions

     Unless otherwise indicated, the terms of the following transactions between related parties were not the result of arm's length negotiations.

Price Lease

     In November 1990, the Company entered into a lease with Robert D. Price, an officer and director of the Company, and Martha Ann Price, his wife, respecting the Price Ranch prospect, consisting of 8,388 acres on thirteen tracts of land in Gray, Roberts, Hutchinson and Carson Counties, Texas. The term of the lease is for 10 years, subject to an extension for an additional ten years at the option of the Company. A royalty of 1/8 of the oil and gas produced from the wells drilled on the property is reserved to the lessors, as well as a shut-in royalty after the expiration of the primary term of $1.00 per acre subject to the lease if the Company performs no operations on the property or all wells drilled thereon are shut-in for a period of 90 consecutive days.

Encap and Bargo Transactions

     Prior to the transactions described herein, Encap owned approximately 30.0% of the issued and outstanding Common Stock of the Company. For a description of the Encap and Bargo Transactions, see above.

Executive Officer Compensation

     The following table sets forth, for each of the last three fiscal years, cash compensation received by any person serving as chief executive officer of the Company during the last preceding fiscal year and any of the four remaining most highly compensated other executive officers whose salary and bonus for all services in all capacities exceeded $100,000 for the most recent fiscal year.

                       Summary Compensation Table

                                                        Long Term Compensation
                    Annual Compensation      Awards                Payouts
______________________________________________________________________________
(a)          (b)   (c)    (d)    (e)       (f)        (g)        (h)  (i)
                                  Other                Securities     All Other
                                  Annual    Restricted Underlying       Compen-
Name and    Year                  Compen-   Stock      Options/  LTIP    sation
Principal   Ended  Salary  Bonus  sation    Award(s)   SARs      Payouts
Position   Dec. 31 ($)     ($)    ($)       ($)        (#)       ($)     ($)
_______________________________________________________________________________
B. Carl    1997    $12,000 --    $50,300(1) 25,832(4)  200,000(3)  --      --
Price(CEO) 1996    $12,000 --    $21,853(1) --         --          --      --
President,
Director   1995    $12,000 --    $35,000(1) --         --          --      --
_______________________________________________________________________________

(1) During 1997, 1996 and 1995, Price Oil & Gas Co., which is a company, owned by Mr. Price was paid money for consulting services provided to the Company.

(2)  During 1994, Mr. Price was paid $31,000 as an independent contractor.

(3) On January 10, 1997, the Company granted 200,000 options to purchase shares to Mr. Price.

(4)  On November 18, 1997, the Company granted 25,832 shares to Mr. Price.


     On February 25, 1994, the Company granted to B. Carl Price five year options to purchase 150,000 shares, respectively, at $0.267 to Mr. Price (at 110% of the market price), based on the approximate market price of the Company's common stock on the date of grant. On October 17, 1994, Mr. Price exercised options to acquire 112,280 shares for cancellation of a debt owed to a company owned by Mr. Price in the amount of $29,979.

     The following table sets forth information respecting the exercise of options and SARs during the fiscal year ended December 31, 1995, by the named executive officer of the Company and the fiscal year end values of unexercised options and SARs.

(a)           (b)              (c)              (d)               (e)
                                                Number of
                                                Securities        Value of
                                                Underlying        Unexercised
                                                Unexercised       In-the-Money
                                                Options/SARS      Options/SARs
                                                at FY End (#)     at FY End ($)
              Shares Acquired                   Exercisable/      Exercisable/
Name          on Exercise (#) Value Realized($) Unexercisable     Unexercisable
-------------------------------------------------------------------------------
B. Carl Price (1)-             --                37,720             --
_______________________________________________________________________________

(1) Options to purchase 150,000 shares of Common Stock at any time through February 25, 1999, at an exercise price of $0.267 per share. On October 17, 1994, Mr. Price exercised options to acquire 112,280 shares for cancellation of a debt owed to a company owned by Mr. Price in the amount of $29,979.

Employment Agreements, Deferred Salary and Benefits

     In November 1997, the Company entered into five-year agreements with two directors to provide compensation for future services and for rental of certain property used as a storage yard. The minimum annual compensation anticipated by the agreements is $33,600. A portion of the compensation may be paid in stock of the Company, based on the market price of the stock, as specified in the agreements.

     In connection with the Encap and Bargo Transactions, the Company will enter into a new employment agreement with B. Carl Price which provides for an annual salary of $125,000. A portion of the compensation may be paid in stock of the Company, based on the market price of the stock, as specified in the agreements. Mr. Price's employment agreement will provide that upon termination of the agreement in connection with a change of control of the Company, Mr. Price will be entitled to receive compensation equal to two times his annual salary.

Stock Options

     In connection with the Encap and Bargo Transactions, B. Carl Price will be granted five-year incentive stock options to purchase up to 250,000 shares of Common Stock of the Company at a price to be determined based on the five day average trading price as of the date of the closing of the transactions.

     On January 10, 1997, the Company granted to B. Carl Price five-year options to purchase 200,000 shares at $0.44275, based on the approximate market price of the Company's common stock on the date of grant.

     On February 25, 1994, the Company granted to B. Carl Price five-year options to purchase 150,000 shares at $0.267 per share (110% of the approximate market price of the Company's common stock on the date of grant).